[Helmerich & Payne, Inc. Letterhead]

CONFIDENTIAL TREATMENT REQUESTED BY HELMERICH & PAYNE, INC.

OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. § 200.83.

June 14, 2006

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Helmerich & Payne, Inc.
Form 10-K for Fiscal Year Ended September 30, 2005
Filed December 13, 2005
Form 10-Q for Fiscal quarter Ended December 31, 2005
Filed February 7, 2006
File No. 1-4221

Dear Mr. Newberry:

This letter sets forth the response from Helmerich & Payne, Inc. (the “Company”) with respect to the staff’s comment letter dated May 17, 2006 on the Company’s Form 10-K for the year ended September 30, 2005 and the Form 10-Q dated December 31, 2005. The numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have also included the comment along with the Company’s response to assist the review process.

For certain items you have requested that the Form 10-K and Form 10-Q be amended in response to your comment. An amended Form 10-K for the year ended September 30, 2005 and an amended Form 10-Q for the quarter ended December 31, 2005 will be subsequently filed, incorporating the items from the letter dated April 17, 2006 and May 8, 2006, upon final resolution of the item addressed herein.

In some of our responses, we have agreed to change or supplement the disclosures in our filings. We are doing so in the spirit of cooperation with the staff of the Securities and Exchange Commission, and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any amendment to our filings to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

In accordance with 17 C.F.R. § 200.83, we have provided a letter to the staff of the SEC and the Office of Freedom of Information and Privacy Act Operations requesting confidential treatment for certain portions of the Company’s response set forth in this response letter (the “Confidential Material”). The Company has redacted the Confidential Material from the letter filed via EDGAR and has included such information solely in paper copies of the letter submitted to the SEC staff.

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Form 10-K for the Fiscal Year Ended September 30, 2005

Comment

Note 14 — Segment Information, page 58

1.               We note your response to comment 21 in our letter dated April 28, 2006, and we disagree with your conclusions. We reissue that comment in its entirety and ask that you perform the requested analysis pursuant to SFAS 131, paragraph 17.

As we stated previously, it is apparent from the materials you provided that your operations in each country meet the definition of an operating segment as contemplated by paragraph 10 of SFAS 131 because each engages in business activities from which it earns revenues and incur expenses; its operating results are regularly reviewed by your CODM; and discrete financial information is available for each country.

Please refer to EITF Topic D-70, which indicates that materials provided to the CODM are assumed to be used by the CODM in evaluating the performance of the entity’s segments.

As such, it is necessary to determine whether it is appropriate to aggregate any or all of the countries/operating segments in accordance with the provisions of SFAS 131. Please provide your analysis to us promptly.

Response

We continue to assert our previous position that our international operation in its entirety constitutes an operating segment as defined in paragraph 10 of SFAS No. 131. As we described in our response dated May 8, 2006, while the report that is provided to our chief operating decision maker (CODM) does include discrete financial information by country, the CODM does not regularly review results at this level for purposes of assessing performance and allocating assets. Instead, results are evaluated by our CODM at the international level as described in our last response. Additionally, board materials and our organizational structure supports this approach.

We acknowledge your reference to EITF Topic D-70. Topic D-70 provides specific guidance as to the inclusion of financial data (such as depreciation) that is presented to the CODM but not necessarily included in the measure of segment profit or loss reviewed by the CODM. The guidance in Topic D-70 requires that such items be disclosed even though they are not included in the measure of segment profit or loss. In our view, this guidance is not relevant to our facts and circumstances. Simply because the CODM receives a widely distributed, multi-purpose report that contains individual country information does not mean that the CODM uses that detail in evaluating our operations. We believe that this presumption is overcome by how our operations are reported to the Board of Directors, our organizational structure and considering that the report that is provided to the CODM is a widely distributed, multi-purpose report that is not used solely by the CODM.

We believe we have fully complied with the requirements of SFAS No. 131 which provides that segment information be reported based on how management internally evaluates the operating performance of its business units. Because we deem international in its entirety to be an operating segment as contemplated by paragraph 10 of SFAS No. 131, we do not believe that an aggregation analysis is required. However, to date, you have not accepted our position and as a result we are providing the following analysis of the provisions in paragraph 17 of SFAS No. 131.

Paragraph 17 provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of SFAS No. 131. Because our current segment reporting reflects how our CODM reviews our results, we conclude that this criteria is met.

Paragraph 17 further provides that segments must have similar economic characteristics. SFAS No. 131 provides that segments with similar economic characteristics should have similar long-term average gross margins. For our purposes, the most relevant measure for this analysis is drilling revenue less direct drilling expenses. In applying the aggregation criteria, the similarity of the economic characteristics should be evaluated based on past and future prospects and not necessarily on current indicators only. For purposes of evaluating the long-term average gross margin, we have initially considered a five year period. Using total revenues and total direct drilling expenses for the five years from fiscal 2001 through 2005, international long-term margins averaged 33.9 percent (see Appendix A to this letter).

The aggregation analysis by country is only provided for locations that have been consistently included in our operations during the last five years. On occasion, rigs have been utilized in other international locations. This has generally been limited to one rig for a relatively short duration as compared to our operations in the countries listed in the Appendix A hereto. Due to the short-term duration of these contracts, the results are not necessarily indicative of our historical or expected long-term gross margins for international rigs. Although gross margins for one or two rig countries may vary in the short-term, we have been consistent in our efforts to transport rigs to markets where margins comparable to our other international operations can be achieved.

In addition to similar economic characteristics, if segments are similar in each of the following areas they may be aggregated:

a)

The nature of the products and services: In each country we provide similar types of contract drilling services whereby we provide drilling rigs, equipment, personnel and camps on a contract basis. These services are provided so that our customers may explore for and develop oil and gas from onshore areas.

b)

The nature of the production processes: Drilling rigs consists of engines, drawworks, a mast, pumps, blowout preventors, drill string and related equipment. While the process and equipment are generally the same, the intended well depth and drilling site condition are the principal factors that determine the size of the rig most suitable for a particular drilling job. Land rigs may be moved from location to location without modification to the rig.

c)

The type of class of customer: Our international customers include major international oil companies and large U.S. and international independent oil companies. All of the Company’s international customers approach their relationships with drilling contractors in similar fashion. Drilling contracts are obtained through competitive bidding or as a result of negotiations with customers.

d)	The methods used to distribute our services: The method of distribution is similar among countries. We provide contract drilling services in the locations required by our customer contracts.
e)

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities: Certain aspects of our business are subject to government regulations, including those related to drilling practices, taxation and environmental regulations. We consider the regulatory environment to be similar among our international locations. Additionally, we believe that our international operations are subject to certain political, economic and other uncertainties that while not encountered in the United States, are similar among our international locations which are located primarily in South America.

While we believe that our international operations in total comprise an operating segment under paragraph 10 of SFAS  No. 131, we conclude that we also meet the aggregation criteria outlined in paragraph 17 of Statement No. 131.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company understands the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of the Company’s Forms 10-K and 10-Q, please advise us at your earliest convenience. You may reach the undersigned at 918-742-5531.

Sincerely,

Douglas E. Fears
Vice President & Chief Financial Officer

APPENDIX A

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED             HP-58

AND FURNISHED SEPARATELY TO THE SECURITIES

AND EXCHANGE COMMISSION]